GRIFOLS, S.A.
Avinguda de la Generalitat, 152-158
Parc Empresarial Can Sant Joan
Sant Cugat del Vallés 08174
Barcelona, Spain
Tel.: +34 93 571 07 67
www.grifols.com

July 10, 2013

VIA ELECTRONIC TRANSMISSION

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-1004

Re:	Grifols, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 5, 2013
File No. 001-35193

Dear Mr. Rosenberg:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-35193) (the “2012 Annual Report”) of Grifols, S.A. (the “Company”), in your letter dated June 26, 2013 (the “Comment Letter”).

We are writing to respond to the comments contained in the Comment Letter.

For your convenience, the Staff’s comments are set forth in this letter in bold italics, followed by our responses.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

(2) Basis of Presentation

(b) Relevant accounting estimates, assumptions and judgments used when applying accounting principles, page F-9

1.              Please refer to prior comment 4. Your existing footnote disclosure, as referenced in your response, does not appear to adequately quantify the key assumptions and other major sources of estimation uncertainty that have a significant risk of a material adjustment to the carrying amount of your assets and liabilities within the next fiscal year, as stipulated in paragraph 129 of IAS 1. In this regard, although you indicate in your revised disclosure that you provide sensitivity analyses when considered appropriate, you do not appear to provide any such analyses. In addition you do not appear to explain any changes made to past assumptions concerning uncertainties that continue to remain unresolved. Please provide us this information as disclosure to be included in future filings or explain your basis for excluding it.

In response to the Staff’s comment No. 1, we propose to include disclosure substantially similar to the following in future filings:

The preparation of the consolidated financial statements in conformity with IFRS, IASB requires management to make judgments, estimates and assumptions that affect the application of Group accounting policies. A summary of the critical judgments used in applying the accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•                      The assumptions used for calculation of the fair value of financial instruments in particular financial derivatives. Financial derivatives are valued based on observable market data (level 2 of fair value hierarchy) (see notes 4(k) and 32). In this respect, the selection of the appropriate data within the alternatives requires the use of judgment in qualitative factors, such as which methodology and valuation models are used, and in quantitative factors, such as the data required to be included within the chosen models.

•                      The assumptions used to test non-current assets and goodwill for impairment.  Annual impairment tests of the relevant cash generating units are performed for impairment testing. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. The key assumptions used are set out in note 7. The assumptions relating to risk-adjusted future cash flows and discounted rates are based on business forecasts and are therefore inherently subjective. Future events could cause these to change with a consequent adverse effect on the future results of the Group. A sensitivity analysis for the effect of changes in said assumptions and the effect over the recoverable value of the related CGU has been disclosed, to the extent it is considered meaningful. It is mainly related to goodwill of Diagnostic-Australia (see note 7). The valuations indicate sufficient headroom such that a reasonably possible change to any of the key assumptions is unlikely to result in an impairment of the related goodwill.

•                      Useful lives of property, plant and equipment and intangible assets. The estimated useful lives applied for each category of property, plant and equipment and intangible assets are set out in notes 4(g) and 4(h). Although estimates are calculated by the Company’s management based on the best information available at 31 December 2012, future events may require changes to these estimates in subsequent years. Given the large number of individual items of property, plant and equipment, it is not considered likely that a reasonably possible change in the assumptions would lead to a material adverse effect. Changes in the useful lives of intangible assets are related to the currently marketed product Gamunex, which useful lives will depend on the life cycle of the product. We do not expect significant changes to useful lives. In any case, the adjustments to be made in subsequent years would be recognized prospectively.

•                      Evaluation of the effectiveness of hedging derivatives. The key assumption relates with the measurement of the effectiveness of the hedge. Hedge accounting is only applicable when the hedge is expected to be highly effective at the inception of the hedge, and in subsequent years, in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, throughout the period for which the hedge was designated (prospective analysis) and the actual effectiveness, which can be reliably measured, is within a range of 80%-125% (retrospective analysis) (see notes 4(l), 17(f) and 32).

•                      Evaluation of the nature of leases (operating or finance). The Group analyzes the conditions of the lease contracts at the inception of the leases, in order to conclude if the risks and rewards have been transferred (see note 4(j) and note 9(c)). If the lease contract gets renewed or amended the Group conducts a new evaluation.

•                      Determination of the fair value of assets, liabilities and contingent liabilities related to business combinations. The fair value methods used by the Group are detailed in note 3.

•                      Evaluation of the capitalization of development costs (see note 4(h)). The key assumption is related to the estimation of the generation of sufficient future economic benefits of the projects.

•                      Evaluation of provisions and contingencies. The key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new facts emerge and each dispute progresses. Details of the status and various uncertainties involved in significant unresolved disputes are set out in note 31.

•                      Evaluation of the recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Portugal and Spain. The key assumption is the estimation of the expected amounts of collections from these public entities (see notes 5 and 32).

•                      Evaluation of the recoverability of tax credits including tax loss carry forwards and rights for deductions. Deferred tax assets are recognized to the extent future taxable profits will be available against which the temporary differences can be utilized, based on management’s assumptions relating to the amount and timing of future taxable profits (see note 29).

We are also exposed to risks in connection with changes in interest-rates and foreign exchange rates. Please see the sensitivity analyses in note 32.

No changes made to past assumptions concerning uncertainties continue to remain unresolved.

Grifols’ management does not believe that there are any assumptions or sources of estimation uncertainty that have a significant risk of resulting in a material adjustment within the next financial year.

(n) Inventories, page F-31

2.              Please refer to prior comment 5. Please explain to us why it is appropriate to capitalize into inventory your costs to warehouse plasma. In your response, please tell us your consideration of the guidance in paragraph 16(b) of IAS 2 regarding storage costs.

In response to the Staff’s comment No. 2, we note that according to IAS-2, 16(b) all costs incurred necessary for the production process should be capitalized as inventory costs.

The raw material used to produce hemoderivatives is human plasma, which we obtain from one of our 150 donor centers using the plasmapheresis method. This plasma must be stored before it is used, which is an important step in the manufacturing process. During the storage time, plasma is subject to different virological tests and must be held for a quarantine period, in accordance with FDA and European Medical Agency regulations, in order to ensure that all plasma is suitable for transfer into the manufacturing process.

In conclusion, and according to IAS-2, 16(b), these storage costs, as they are necessary for the production process, are included in plasma inventory costs.

* * * * * * *

In connection with responding to the Comment Letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Alfredo Arroyo
Alfredo Arroyo
Chief Financial Officer